Exhibit 99.(m)

Assignment and Assumption Agreement

This Assignment and Assumption Agreement (this “Assignment”) is made and entered into as of February 12, 2010, by and between NTR US Biosystems Holdings Limited (f/k/a Bioverda International Holdings Ltd.) (the “Assignor”) and Greenstar North America Holdings Inc., a Delaware corporation (the “Assignee”).

Recitals

A.            Effective as of the date hereof, Assignor transferred to Assignee 5,993,653 shares of common stock (the “Shares”) of Green Plains Renewable Energy, Inc., an Iowa corporation (the “Company”).

B.            Assignor is a party to that certain Shareholders’ Agreement, dated May 7, 2008, by and among the Company, Bioverda US Holdings LLC, Wilon Holdings S.A., Assignor, and Wayne Hoovestol (the “Shareholders’ Agreement”).

C.            In connection with the above-referenced transfer of Shares, Assignor desires to assign all of Assignor’s rights, and delegate all of its obligations, under the Shareholders’ Agreement to Assignee, and Assignee is willing to accept and assume such rights and obligations and agree to be bound by the terms and conditions of the Shareholders’ Agreement.

Agreement

1.             Assignor hereby assigns all of Assignor’s rights and interest in and to the Shareholders’ Agreement, and delegates all of Assignor’s duties and obligations under the Shareholders’ Agreement, to Assignee.  Assignee hereby accepts the foregoing assignment and delegation and assumes and promises to perform all of the obligations of Assignor under the Shareholders’ Agreement arising as of and after the date hereof.

2.             Assignee hereby agrees to be bound by the terms and conditions of the Shareholders’ Agreement.

3.             This Assignment shall inure to the benefit of and shall be binding upon each of the parties hereto and their successors and assigns.  The parties shall execute and deliver such further and additional instruments, agreements and other documents, and take such other actions, as may be necessary to carry out the provisions of this Assignment.  This Assignment shall be governed by the laws of the State of Delaware

IN WITNESS WHEREOF, the parties hereto have duly executed this Assignment as of the day and year first set forth above.

ASSIGNOR	ASSIGNEE

NTR US Biosystems Holdings Limited	Greenstar North America Holdings Inc.
(f/k/a Bioverda International Holdings Ltd.)

/s/ Rosheen McGuckian	/s/ James Timothy Barry

By: Rosheen McGuckian	By: James Timothy Barry

Its: Director	Its: Director